

WITS GOLD
A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR



08003681

Rule 12g3-2(b) File No. 82-34986

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

30 June 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 1 Page

82-34986

WGR - Wits Gold - Dealings in securities by company secretary

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: 297104

Dealings in securities by company secretary

Wits Gold wishes to disclose the following dealings relevant to its directors and officers:

Company Secretary:	B J Dowden
Number of shares:	2 000
Date of transaction:	18 June 2008
Price per share:	R102.00
Value	R204 000.00
Class of shares:	Ordinary
Nature of transaction:	Sale of shares
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
19 June 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 19/06/2008 16:51:01

END